TANGER FACTORY OUTLET CENTERS, INC.
TANGER PROPERTIES LIMITED PARTNERSHIP
3200 Northline Avenue, Suite 360
Greensboro, NC 27408

July 16, 2015

Ms. Jaime G. John
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Tanger Factory Outlet Centers, Inc.
Form 10-K
Filed February 24, 2015
Form 8-K
Filed February 10, 2015
File No. 001-11986

Tanger Properties Limited Partnership
Form 10-K
Filed February 24, 2015
File No. 333-3526-01
Dear Ms. Jaime G. John:
Tanger Factory Outlet Centers, Inc. and Tanger Properties Limited Partnership (collectively, the “Company”) are responding to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 30, 2015.
For your convenience, the Staff's comment is set forth below in bold, followed by the Company's response.
Form 8-K filed February 10, 2015

Exhibit 99.2

Pro Rata Balance Sheet as of December 31, 2014, page 15

1.
We note your response to comment 4 and the proposed revisions. In the introductory paragraph to your Pro Rata Balance Sheet and Pro Rata Statement of Operations please also include language indicating that you do not control, nor do you have any legal claim to the revenues and expenses of the unconsolidated joint ventures. Additionally, expand your disclosure to provide details regarding your ownership and claims to the operations of the joint ventures.

Response:

The introductory paragraph provided in our original response to comment 4 has been restated below in its entirety to incorporate the staff comment above.
"The following pro rata information is not, and is not intended to be, a presentation in accordance with GAAP. The pro rata balance sheet and income statement data reflect our proportionate economic ownership of each asset in our portfolio that we do not wholly own. These assets may be found in the table above entitled, “Unconsolidated Joint Venture Information.” The amounts shown in the column labeled “Consolidated” were prepared on a basis consistent with the Company’s consolidated financial statements as filed with the SEC on the most recent Form 10-Q or 10-K, as applicable. The amounts in the columns labeled “Pro rata” were derived on a property-by-property basis by applying to each financial statement line item the ownership percentage interest used to arrive at our share of net income during the period when applying the equity method of accounting. A similar calculation was performed for the amounts in the columns labeled “Noncontrolling interests” and “Company.”
We do not control the unconsolidated joint ventures and the presentations of the assets and liabilities and revenues and expenses do not represent our legal claim to such items. The operating agreements of the unconsolidated joint ventures generally provide that partners may receive cash distributions (1) quarterly, to the extent there is available cash from operations, (2) upon a capital event, such as a refinancing or sale or (3) upon liquidation of the venture. The amount of cash each partner receives is based upon specific provisions of each operating agreement and vary depending on factors including the amount of capital contributed by each partner and whether any contributions are entitled to priority distributions. Upon liquidation of the joint venture and after all liabilities, priority distributions and initial equity contributions have been repaid, the partners generally would be entitled to any residual cash remaining based on the legal ownership percentage shown in the table above entitled “Unconsolidated Joint Venture Information”.

We provide pro rata balance sheet and income statement information because we believe it assists investors and analysts in estimating our economic interest in our unconsolidated joint ventures when read in conjunction with the Company’s reported results under GAAP. The presentation of pro rata financial statements has limitations as an analytical tool. Some of these limitations include:

•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies in our industry may calculate their pro rata interest differently than we do, limiting the usefulness as a comparative measure.
Because of these limitations, the pro rata balance sheet and income statement should not be considered in isolation or as a substitute for our financial statements as reported under GAAP, We compensate for these limitations by relying primarily on our GAAP results and using the pro rata balance sheet and income statement only supplementally.”

The Company acknowledges that in connection with this response:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answer is responsive to your comment and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our response to your comment, please feel free to call me at (336) 834-6834.

Best regards,

/s/ Frank C. Marchisello, Jr.

Executive Vice President and Chief Financial Officer
Tanger Factory Outlet Centers, Inc.

Vice President and Treasurer
Tanger Properties Limited Partnership